Mail Stop 3010

December 3, 2009

Mr. Harpreet Sangha
President and Director
Blackrock Resources, Inc.
Unit 222, 6820-188 St.
Surrey, BC, Canada V4N 3G6

      Re: **Blackrock Resources, Inc.**
              Item 4.01 Form 8-K
              Filed August 12, 2009
              Item 4.01 Form 8-K/A
              Filed December 1, 2009
              File No. 333-153354

Dear Mr. Sangha:

      We have completed our review of the above referenced filings and have no further comments at this time.

                  Sincerely,

                  Mark Rakip
                  Staff Accountant